**Dome Audio Inc.**
**Statements of Comprehensive Income**
**(Unaudited)**

| | For the Year Ended December 31, 2019 | For The Year Ended December 31, 2018 |
|---|---:|---:|
| Revenue | $ - | $ - |
| | | |
| Expenses: | | |
| General & administrative | 109,013 | 79,398 |
| R&D | 5,382 | 3,174 |
| Sales and marketing | 3,912 | 4,595 |
| Travel | 4,448 | - |
| Interest expense | - | 7,911 |
| Other expense | 5,816 | - |
| Total expenses | 128,571 | 95,078 |
| | | |
| Net loss before taxes | (128,571) | (95,078) |
| | | |
| Provision from income taxes | - | - |
| | | |
| Net loss | $ (128,571) | $ (95,078) |